FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

This announcement replaces the original announcement released on 3 January 2014 at 9.43am.

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc (the Company).

On 31 December 2013, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company through the annual reinvestment of dividends paid throughout 2013; calculated using an average price of £16.073 per Ordinary Share and $53.170 per ADS:

Non-Executive Director	Ordinary Shares	No. of ADSs
Sir Christopher Gent	4,466.364
Prof Sir Roy Anderson	685.862
Dr Stephanie Burns		538.531
Stacey Cartwright	125.504
Lynn Elsenhans		78.145
Judy Lewent		80.720
Sir Deryck Maughan		1,379.853
Dr Daniel Podolsky		968.774
Tom de Swaan	998.268
Jing Ulrich		24.625
Hans Wijers	3.630
Sir Robert Wilson	1,032.435

The Company and the Non-Executive Directors were informed of these allocations on 2 January 2014.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić

Corporate Secretariat
15 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 15, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc